UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-41912
___________________________
Ferrovial SE
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On February 27, 2025, Ferrovial SE (the “Company”) released information regarding its results for the twelve months ended December 31, 2024.
Copies of the following documents are furnished as exhibits to this Form 6-K:
•The Integrated Annual Report of the Company as of December 31, 2024, as filed with  the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the Spanish National
Securities Market Commission (Comisión Nacional del Mercado de Valores) (as Exhibit 99.1);
•Presentation materials in connection with the previously announced results presentation for the twelve months ended December 31, 2024 (as Exhibit 99.2);
•A press release dated February 27, 2025 titled “Ferrovial increased adjusted EBITDA by 38.9% in
2024” (as Exhibit 99.3).
EXHIBIT INDEX

Exhibit No.	Description
99.1	The Integrated Annual Report as of December 31, 2024
99.2	Results presentation for the twelve months ended December 31, 2024
99.3	Press release dated February 27, 2025 titled “Ferrovial increased adjusted EBITDA by 38.9% in 2024”
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: February 27, 2025
                                                                              By: /s/ Ignacio Madridejos________________
                                                Ignacio Madridejos
                                                        Chief Executive Officer